UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-901
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Listed Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. hereby announces that, on this date, it executed with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. (“Getnet”), the major agreements and corporate documents so as they may jointly explore, develop and trade credit and/or debit card transaction capture and processing services, in the Brazilian market.

Getnet, a company with offices in the City of Campo Bom, State of Rio Grande do Sul, is a company that provides a variety of technological services in Brazil, particularly credit and/or debit card transaction capture and processing services.

Until the end of the first quarter, Santander will announce the details of the joint venture and its business plan.

São Paulo, January 14, 2010.

Carlos Alberto López Galán
Investors Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 14, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President